FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Feb 26, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

SADIA S.A.
Publicly-Held Company
Company Registration No. 20.730.099/0001 -94

MATERIAL FACT

SADIA S.A. (“Sadia” or “Company”), under the terms set out in Paragraph 4 of Article 157 of Law no. 6.404/76 and per Brazilian Securities Commission Instruction no. 358/02, and in response to Official Letter CVM/SEP/No.042/07 and CVM/SEP/No.043/07, would like to inform its shareholders, the market and other interested parties of the following:

The execution was announced, on February 22, 2007, of an agreement between the Securities and Exchange Commission (“SEC”) and Mr. Luiz Gonzaga Murat Júnior, the Company’s ex-Director of Finance and Investor Relations (“Agreement”), in respect of the accusation of use of privileged information in the trading of securities issued by Perdigão S.A. (“Perdigão”) within the scope of the Public Offering for the Acquisition of Shares Issued by Perdigão (“OPA”).

In addition, a Market Announcement was released by the Brazilian Securities Commission (“CVM”) concerning the conduct of the investigation relating to the use of privileged information, which is the subject of the abovementioned agreement (“Market Announcement”).

Also published on this date were reports, in the major Brazilian newspapers, about this agreement, as well as references to the use of privileged information in the trading of securities issued by Perdigão.

On the same subject, Sadia is reiterating that its management, for reasons of duty of diligence and fidelity contained in Law no. 6.404/76, has always taken all the necessary steps to inform, in a proactive fashion, the CVM and the SEC of the facts to which it had access, in respect of the use of privileged information in the trading of securities issued by Perdigão.

Accordingly, on August 4, 2006, the Company sent to CVM a fax announcing the receipt of information from the market suggesting a certain irregular trading of securities issued by Perdigão in the three days which preceded and which followed the release of the OPA Notice of July 17, 2006 (“OPA Notice”).

As determined in a meeting of the Company’s Board held on November 24, 2006, Sadia's management sent communications to the SEC and the CVM, on December 4 and December 5, 2006, respectively, in respect of specific facts made known to its Board.

The facts communicated to the SEC and the CVM comprise the following:

(i)	at the Company Board meeting held on September 26, 2006, Mr. Luiz Gonzaga Murat Júnior, then the Company’s Director of Finance and Investor Relations, voluntarily declared having undertaken the trade, on the stock exchange of the United States of America (“NYSE”), of securities issued by Perdigão, or more precisely, American Depositary Receipts (“ADRs”), on specific days preceding the publication of the OPA Notice, as well as during a period subsequent to the closure of the OPA. The said Director also informed the Board on that occasion, that he was in consultation with the SEC with the aim of proposing the execution of the specific “letter of intent”; and

(ii)	at the Sadia Board meeting held on October 31, 2006, Mr. Romano Ancelmo Fontana Filho, then a member of the Company’s Board, voluntarily declared having undertaken the trade, on the NYSE, of securities issued by Perdigão, or more precisely, ADRs, on specific days preceding the publication of the OPA Notice, as well as during a period subsequent to the closure of the OPA.

Mr. Luiz Gonzaga Murat Júnior, by means of a letter dated September 27, 2006, handed in his resignation from the position of Company administrator. Mr. Romano Ancelmo Fontana Filho handed in his resignation from the position on the Board of Directors on December 1, 2006.

With the aim of preserving the legitimate interests of the Company, as well as in consideration of the need to maintain the confidential nature of the investigation of the abovementioned facts, Sadia prescribed to the CVM, on December 5, 2006, a Request for Exemption from Immediate Disclosure of the abovementioned Information, as permitted by Paragraph 5 of Article 157 of Law no. 6.404/76 and by Articles 6 and 7 of CVM Instruction no. 358/02, which was granted by the CVM on December 6, 2006.

Bearing in mind the disclosure of the Agreement by the SEC, as well as the disclosure of the Market Announcement by the CVM, the CVM were given to believe that the abovementioned facts had lost their confidential nature, which is the reason why the Company is now disclosing them in this Material Fact.

The Company condemns and does not condone any violation of the laws of the Brazilian and overseas capital markets. In addition, the Company reiterates its commitment to cooperate with the CVM and the SEC in the investigation of the abovementioned facts and will maintain both its shareholders and the market abreast of any further events.

São Paulo, February 23, 2007

Welson Teixeira Junior Director of Investor Relations